UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Dunxin Financial Holdings Limited, a Cayman Islands exempted company (the “Company”) held its 2023 extraordinary meeting of shareholders at 10:00 a.m. Eastern Time, October 16, 2023, at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China. Holders of a total of 811,860,237 ordinary shares, par value $0.00005 per share (“Ordinary Shares”), out of a total of 1,907,629,144 Ordinary Shares issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the extraordinary meeting of shareholders as of the record date of August 28, 2023. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

By way of an ordinary resolution, that the Company's authorised share capital be increased FROM US$100,000 divided into 2,000,000,000 Ordinary Shares with a par value of US$0.00005 each TO US$40,000,000 divided into 800,000,000,000 Ordinary Shares BY the creation of 798,000,000,000 Ordinary Shares (the “Increase in Share Capital Proposal”).

For	Against	Abstain
768,995,757	39,794,880	3,069,600

The Increase in Share Capital Proposal was approved.

2.

By way of a special resolution, that subject to approval of the Increase in Share Capital Proposal, the Company's authorised share capital be varied FROM US$40,000,000 divided into 800,000,000,000 Ordinary Shares TO US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each ("Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each ("Class B Ordinary Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (defined below) of the Company to be adopted pursuant to resolution 3 below, by the re-designation of (i) an aggregate of 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)),  into Class A Ordinary Shares on a one-for-one basis, and (iv) 19,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the “Reclassification Proposal”).

For	Against	Abstain
762,015,117	49,176,000	669,120

The Reclassification Proposal was approved.

3.

By way of a special resolution that the existing Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Exhibit 99.1 (the “Articles Amendment Proposal”).

For	Against	Abstain
762,017,037	46,609,920	3,233,280

The Articles Amendment Proposal was approved.

4.	By way of an ordinary resolution, that Yuan Gao be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting.

For	Against	Abstain
777,880,557	33,099,360	880,320

Yuan Gao has been duly re-elected as a Director to hold such office for a one-year term subject to renewal at the Company’s next annual general meeting or until his/her successor is elected and shall qualify.

5.	By way of an ordinary resolution, that Weidong Xu be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting.

For	Against	Abstain
777,866,157	33,094,560	899,520

Weidong Xu has been duly re-elected as a Director to hold such office for a one-year term subject to renewal at the Company’s next annual general meeting or until his/her successor is elected and shall qualify.

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6.	By way of an ordinary resolution, that Qi Chen be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting.

For	Against	Abstain
769,374,957	40,080,000	2,405,280

Qi Chen has been duly re-elected as a Director to hold such office for a one-year term subject to re-election at the Company’s next annual general meeting.

7.	By way of an ordinary resolution, that Hao Xu be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting.

For	Against	Abstain
776,365,197	33,089,760	2,405,280

Hao Xu has been duly elected as a Director to hold such office for a one-year term subject to re-election at the Company’s next annual general meeting.

8.

By way of an ordinary resolution, that Longwen (Stanley) He be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting.

For	Against	Abstain
776,389,197	33,065,760	2,405,280

Longwen (Stanley) He has been duly elected as a Director to hold such office for a one-year term subject to re-election at the Company’s next annual general meeting.

Exhibits

Exhibit No.	Description
99.1	Third Amended & Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: October 16, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chief Executive Officer

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